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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number 0-8251

A. Full name of the plan and the address of the plan, if different from that of the issuer named below:

COORS SAVINGS AND INVESTMENT PLAN

311 10th Street
Golden, Colorado 80401

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MOLSON COORS BREWING COMPANY

1225 17TH Street, Suite 1875
Denver, Colorado 80202

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Coors Savings and Investment Plan
Date: June 29, 2005	/s/ MICHAEL J. GANNON
	Name:	Michael J. Gannon Vice President, Global Treasurer

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits—Modified Cash Basis	2
Statement of Changes in Net Assets Available for Benefits—Modified Cash Basis	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE
Schedule H, line 4i—Schedule of Assets (Held at End of Year)	10
EXHIBITS INDEX
Consent of Independent Registered Public Accounting Firm

Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

To the Molson Coors Company U.S. Pension Committee
as Trustee for the Coors Savings and Investment Plan
Golden, Colorado

        We have audited the accompanying statements of net assets available for benefits—modified cash basis of the Coors Savings and Investment Plan (the "Plan") as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits—modified cash basis for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Coors Savings and Investment Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 on the basis of accounting described in Note 2.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information, required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

s/s Clifton Gunderson LLP

Denver, Colorado
May 20, 2005

COORS SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

MODIFIED CASH BASIS

December 31, 2004 and 2003

(In $ thousands)

	2004	2003
INVESTMENTS
At fair value:
Investment in mutual funds and money market fund	$307,860	$282,804
Investment in Coors stock	24,443	20,114
Participant loans	9,771	9,738

	342,074	312,656
At contract value:
Investment in Fixed Fund	227,127	223,640

NET ASSETS AVAILABLE FOR BENEFITS	$569,201	$536,296

The accompanying notes are an integral part of these financial statements.

COORS SAVINGSAND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

MODIFIED CASH BASIS

For the Year Ended December 31, 2004

(In $ thousands)

ADDITIONS TO NET ASSETS
Investment income
Interest and dividends	$17,524
Net appreciation in fair value of investments	30,394

Total investment income	47,918

Contributions
Participants	25,131
Employer	6,496

Total contributions	31,627

Total additions to net assets	79,545

DEDUCTIONS FROM NET ASSETS
Participant benefit payments	46,578
Net transfers out	25
Management fees	37

Total deductions from net assets	46,640

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	32,905
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	536,296

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$569,201

The accompanying notes are an integral part of these financial statements.

COORS SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1—GENERAL DESCRIPTION OF PLAN AND TRUST

        On February 9, 2005, Adolph Coors Company and Molson Inc. ("Molson") merged (the "Merger") and Adolph Coors Company changed its name to Molson Coors Brewing Company ("MCBC"). The Coors Savings and Investment Plan (the "Plan" or the "S and I Plan") was not affected by the Merger, except that the Coors stock fund is subsequently referred to as the Molson Coors stock fund and the Adolph Coors Class B common stock is subsequently referred to as the Molson Coors Class B common stock. Any reference herein to Molson Coors or MCBC includes the former Adolph Coors Company and its stock. Former Molson employees are not eligible to participate in the Plan.

        The S and I Plan and the related Trust Agreement (the "Trust") were established effective January 1, 1974. The Plan was amended and restated effective January 1, 1997, and from time to time is amended to comply with regulatory changes and for other purposes. The Plan's purpose is to encourage employees of the former Adolph Coors Company and its subsidiaries (the "Company") to accumulate savings systematically in order to provide an additional source of income upon retirement, disability or death. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The S and I Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        The U.S. Pension Committee (the "Committee"), consisting of MCBC employees, is appointed by the Board of Directors of MCBC and acts as fiduciary for the Plan. In accordance with its power as fiduciary, the Committee has entered into trust and asset management agreements with Fidelity Management Trust Company ("Fidelity"), the Plan's trustees.

Eligibility

        All full-time, part-time and temporary employees of the Company and certain subsidiaries, who are at least age 18, are eligible to participate in the Plan. Employees of foreign subsidiaries (with the exception of expatriates) and the Memphis hourly union employees were not eligible to participate in the Plan at any time during 2004 and 2003.

Contributions

        Contributions can be made to any of the investment options within the Plan which are credited to the individual participants' accounts. Participants are allowed to make basic and additional contributions, as a percentage of their compensation, as follows:

	Basic	Additional	Total
All covered employees	1%-6%	1%-94%	100%

        Contributions are to be in whole, not fractional, percentage points. The combined maximum contribution, basic and additional, that any participant is allowed to make is the lesser of 100% in 2004 or $13,000 and 50% in 2003 or $12,000.

        Participant contributions deposited prior to December 1, 1986, have been taxed previously and are not taxable when paid to participants. Participant contributions deposited subsequent to November 30, 1986 are taxable when paid to participants.

        For all covered employees, the employer matches 50% of each participant's basic contribution. The maximum percentage contributed by the employer is 6% of participant compensation. The Company may also make discretionary contributions to the Plan. The Company did not make any discretionary contributions in 2004.

        Subsequent to December 31, 2004, the Company increased its matching contributions for salaried exempt employees to 75% of each participant's basic contribution up to 6% of participant compensation.

Participant Accounts

        Fidelity is responsible for preparing, maintaining, and allocating amounts to individual participants' accounts. Each participant account is credited with the participant's and employer matching contributions and an allocation of (a) the Company's discretionary contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

        Participants are immediately vested in their voluntary contributions, the employer's contributions, and all investment earnings on these contributions that are credited to their account. As such, there are no forfeited employer contributions.

Distributions

        Participants may withdraw all or a portion of vested contributions subject to certain conditions as specified in the Plan. A participant or beneficiary entitled to receive benefits under the Plan may generally elect the method of payment.

Participant Loans

        Participants may borrow up to 50% of the total value of their accounts. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. These loans are available to active employees who are participants. Only one loan may be outstanding at any time. The interest rate is set at one percent above prime rate on the first business day of the month in which the loan is made and remains fixed throughout the term of the loan. Loans are subject to certain repayment provisions upon termination of employment, default, lay-off, unpaid leave of absence or disability. When participants fail to repay their loan balance in accordance with their terms, the unpaid balance is considered a distribution (default) and may be subject to a 10% penalty tax. Participants defaulted on $314,289 and $443,762 of loans during 2004 and 2003, respectively.

Plan Expenses

        Participants pay expenses incurred to manage the Plan's assets in that they are netted against investment earnings. The employer pays all other expenses incident to the administration and record keeping of the Plan.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

        The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. This basis of accounting is not in accordance with accounting principles generally accepted in the United States. Under the modified basis of cash receipts and disbursements, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

        The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States (the amounts of which are not practicable to determine) are as follows:

  •
  Accrual of all contributions owed at each year-end, but not received until the following year.

  •
  Accrual of dividends declared, but not paid.

  •
  Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.

  •
  Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

Investment Valuation and Income Recognition

        The Plan's investments are comprised of the following:

        The Master Trust, which is comprised of the following investments:

  •
  A Fixed Fund, which is a benefit responsive investment option that consists of a portfolio of short-term investments. Global Wrap contracts with insurance companies and other entities ensure the benefit responsiveness of the Fixed Fund and are stated at contract value (cost plus accrued interest).

  •
  A Short Term Investment Fund ("STIF"), which is not an investment option, but is rather a portfolio of short-term investments in U.S. Government reserves in which temporarily available cash is invested. The Plan considers cash equivalents to be highly liquid investments with maturities of three months or less. The STIF investments are stated at fair value as determined by the investment manager.

  •
  Mutual funds which are stated at the respective funds' net asset value, which is determined by the investment manager based on market value.

  •
  A Money Market fund stated at market value as determined by the investment manager.

  •
  Molson Coors Stock Fund which is a "unitized" stock fund that holds shares of MCBC Class B non-voting common stock stated at the quoted market price at the period end and cash.

        Participant loans are stated at cost, which approximates fair value.

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Benefits

        Benefit payments are recorded when paid.

Use of Estimates

        The preparation of financial statements in conformity with the modified cash basis of accounting as described above requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

        The Plan provides for various investment options in stocks and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 3—INVESTMENTS IN MASTER TRUST

        The Plan's assets are held by Fidelity under a Master Trust Agreement, under which Fidelity executes all transactions at the direction of the Committee.

        Some of the S and I Plan's investment assets are held in a Fixed Fund, commingled with investment assets of the Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery (the "Memphis Plan"). Both plans participating in the Fixed Fund collectively own the assets in the Fixed Fund based upon investment percentages. Participant transaction activity and income are allocated to benefit plans based upon their relative investment percentages. All other assets of the Master Trust are participant directed.

        The total value of the Fixed Fund was $233,508,561 and $229,827,000 at December 31, 2004 and 2003, respectively. The total net investment interest income of the Fixed Fund for the years ended December 31, 2004 and 2003 was approximately $10,380,523 and $11,987,000, respectively. The Plan's interest in the Fixed Fund as a percentage of net assets of the Fixed Fund was 97.3% at December 31, 2004 and 2003.

        Included in the Fixed Fund are short term investments and Global Wrap contracts that are reported in the financial statements at contract value because they are fully benefit-responsive. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The total fair value and contract value of the fully benefit-responsive contracts at December 31, 2004 was approximately $234,389,669 and $230,796,270, respectively, and at December 31, 2003 was approximately $234,071,000 and $225,032,000, respectively. The fair value of the benefit responsive features of the contracts at December 31, 2004 and 2003 was $0. The portfolio average yield was approximately 4.50% and 5.18%, respectively for 2004 and 2003. The portfolio crediting interest rate was approximately 4.31% and 4.90%, respectively for 2004 and 2003. The crediting interest rate is based on a formula agreed upon with the issuer and is reset quarterly, but cannot be less than zero.

        The other investment options offered to participants include fifteen mutual funds, a money market fund and the Molson Coors Stock Fund. The total dividend and interest in the Mutual Fund Investments, the money market fund and for the Molson Coors Stock Fund was $16,923,000 for the year ended December 31, 2004.

NOTE 4—INVESTMENTS

        The following investments at December 31, 2004 and 2003 exceed 5% of net assets available for benefits:

		Contract Value (In $ thousands)
Identity	Description	2004	2003
Fixed Fund	Investment contracts	$224,489	$218,973
		Fair Value
Identity	Description	2004	2003
Fidelity Magellan Fund	Mutual Fund	$64,247	$68,138
Fidelity Growth and Income Fund	Mutual Fund	$39,182	$38,731
Fidelity Low Price Stock Fund	Mutual Fund	$49,730	$36,734

        During 2004, the Plan's investments including gains and losses on investments bought and sold, as well as held during the year appreciated in value as follows (in $ thousands):

	Realized Gains	Unrealized Gains	Total 2004
Molson Coors Stock Fund	$1,702	$4,944	$6,646
Mutual Funds and Money Market Fund	1,238	22,510	23,748

Total	$2,940	$27,454	$30,394

        The cost of investments sold or transferred is determined on a participant level by the average cost method.

NOTE 5—PLAN TERMINATION

        The company established the Plan with the intention that it continue indefinitely, but reserves the right to terminate the Plan at any time. In the event of Plan termination, any decrease or increase in net assets as determined by the Trustee will be allocated to the participants based on the current investment elections. The entire amount in each participants account will be distributed with the participant's consent.

NOTE 6—INCOME TAXES

        The Company has received a favorable determination letter dated December 1, 2003 from the Internal Revenue Service ("IRS") as to the qualified status of the Plan and Trust. The IRS has determined and has informed the Company that the Plan and related trusts, in form, satisfy applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan currently complies, in form and operation, with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made in the Plan's financial statements.

NOTE 7—PARTIES-IN-INTEREST TRANSACTIONS

        Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions are party-in-interest transactions under ERISA. Fees charged to the Plan investments for investment management services by Fidelity are reported as a reduction to investment return. Administration fees are paid by the Company.

This information is an integral part of the accompanying financial statements.

COORS SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

(In $ thousands)

(a) Party-in- interest	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
	Plan's Interest In Fixed Fund
	Global Wrap Contracts	Maturity 7/28/2005
	JP Morgan	4.53% interest	$57,703
	Monumental Life	4.52% interest	57,703
	Rabo Bank	4.52% interest	57,703
	UBS AG	4.52% interest	57,703

			230,812

	Other
*	Fidelity Management Company STIF	1.90% interest	2,712

	TOTAL FIXED FUND		$233,524

	PLAN'S INTEREST IN FIXED FUND		$227,127

*
Party-in-interest

COORS SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

(In $ thousands, except units/shares and values per share)

(a) Party- in- interest	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	Units/ Shares	Value Per Unit/Share	(d) Cost	(e) Current Value
*	Molson Coors Brewing Company	Common Stock	403,418	$60.59	$23,526	$24,443

*	Fidelity RET Gov't Money Market	Money Market	2,826,831	1.00	2,827	2,827

	Plan's Interest in Mutual Funds
*	Fidelity Magellan	Mutual Fund	619,016	103.79	58,366	64,247
*	Fidelity Growth and Income	Mutual Fund	1,025,449	38.21	35,787	39,182
	Spartan U.S. Equity Index	Mutual Fund	483,074	42.86	17,420	20,705
*	Fidelity Diversified International	Mutual Fund	611,127	28.64	14,486	17,503
*	Fidelity Fund	Mutual Fund	261,430	29.88	8,049	7,812
*	Fidelity Equity Income	Mutual Fund	309,856	52.78	14,955	16,354
*	Fidelity Blue Chip Growth	Mutual Fund	559,786	41.71	23,736	23,349
*	Fidelity Low-Priced Stock	Mutual Fund	1,235,518	40.25	36,337	49,730
*	Fidelity Asset Manager	Mutual Fund	384,810	16.21	6,237	6,238
*	Fidelity Asset Manager: Growth	Mutual Fund	503,229	14.82	7,722	7,458
*	Fidelity Asset Manager: Income	Mutual Fund	225,448	12.67	2,655	2,856
	American New Perspective R4	Mutual Fund	883,570	27.58	19,445	24,369
	USAA International	Mutual Fund	75,487	21.85	1,385	1,649
	PIMCO Total Return	Mutual Fund	1,119,369	10.67	12,000	11,944
	AIM Small Company Growth Fund	Mutual Fund	925,778	12.57	12,237	11,637

					270,817	305,033

	Participant loans; interest rates ranging from 5.0% to 10.5%				9,771	9,771

	TOTAL PLAN ASSETS (HELD AT END OF YEAR)					$569,201

*
Party-in-interest

EXHIBITS INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

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SIGNATURES
TABLE OF CONTENTS
Report of Independent Registered Public Accounting Firm
COORS SAVINGS AND INVESTMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS MODIFIED CASH BASIS December 31, 2004 and 2003 (In $ thousands)
COORS SAVINGSAND INVESTMENT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS MODIFIED CASH BASIS For the Year Ended December 31, 2004 (In $ thousands)
COORS SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2004 and 2003
COORS SAVINGS AND INVESTMENT PLAN SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2004 (In $ thousands)
COORS SAVINGS AND INVESTMENT PLAN SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2004 (In $ thousands, except units/shares and values per share)
EXHIBITS INDEX